# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hess Midstream LP, CIK 0001789832
CUSIP: 42809H107
Title of class of securities: Class A Shares Representing Limited Partner Interests
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001280965-24-000002
Filed by CIK 0001280965

## Reporting persons
- TORTOISE CAPITAL ADVISORS, L.L.C.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 4,272,215; sole dispositive power 0; shared dispositive power 4,827,169; aggregate amount beneficially owned 4,827,169 (3.7% of the class)
  Comment: Item 4: Ownership. TCA acts as an investment adviser to certain investment companies registered under the Investment Company Act of 1940. TCA, by virtue of investment advisory agreements with these investment companies, has all investment and voting power over securities owned of record by these investment companies. However, despite their delegation of investment and voting power to TCA, these investment companies may be deemed to be the beneficial owners under Rule 13d-3 of the Act, of the securities they own of record because they have the right to acquire investment and voting power through termination of their investment advisory agreement with TCA. Thus, TCA has reported that it shares voting power and dispositive power over the securities owned of record by these investment companies. TCA also acts as an investment adviser to certain managed accounts. Under contractual agreements with these managed account clients, TCA, with respect to the securities held in these client accounts, has investment and voting power with respect to certain of these client accounts, and has investment power but no voting power with respect to certain other of these client accounts. TCA has reported that it shares voting and/or investment power over the securities held by these client managed accounts despite a delegation of voting and/or investment power to TCA because the clients have the right to acquire investment and voting power through termination of their agreements with TCA. TCA may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Act.

## Item 1. Issuer
Name of issuer: Hess Midstream LP
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, 1501 MCKINNEY STREET, HOUSTON, TEXAS, 77010.

## Item 2. Person Filing
Name of person filing: Tortoise Capital Advisors, L.L.C.
Address of principal business office or, if none, residence: The principal business address of TCA is 5901 College Boulevard, Suite 400, Overland Park, Kansas 66211
Citizenship: TCA is a Delaware limited liability company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4,827,169
Percent of class: 3.68
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,272,215
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,272,215

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The investment companies and the managed accounts discussed in above have the right to receive all dividends from, and the proceeds from the sale securities held in their respective accounts. The interest of any one such person does not exceed 5% of the class of securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- TORTOISE CAPITAL ADVISORS, L.L.C.: Jeff Kruske, Chief Compliance Officer (11/14/2025)